Mail Stop 3561

May 22, 2009

Etienne L. Weidemann
Chief Executive Officer
Auxilio, Inc.
27401 Los Altos, Suite 100
Mission Viejo, California 92691

> **Re: Auxilio, Inc.**
> **Post-Effective Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 27, 2009**
> **File No. 333-135640**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 0-27507**

Dear Mr. Weidemann:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 5 to Registration Statement on Form S-1

General

1. We note that you seek to register 2,106,916 shares of stock issuable upon the conversion of a note issued to Laurus Master Fund, LTD. Please revise your prospectus to explain to us how you arrived at the amount you are registering for resale; in this regard, we note your disclosure at Note 6 of your Financial Statements indicating that portions of the Note convert at three different prices, however, the amount you have registered exceeds

those amounts. Also, considering your announcement, in an April 9, 2009 press release, that you have paid in full the $3,000,000 note issued to Laurus Master Fund, please revise your registration statement or advise us why you seek to register all of the shares issuable upon conversion of the note. Note 6 would seem to indicate that you have only issued 175,000 shares upon conversion of the Note.

2. Please advise us why you have not included a link to the April 9, 2009 press release regarding the payoff of the Laurus Master Fund note in the "Press Room" link on your company's website at http://www.auxilioinc.com/index.html.

Selling Stockholders, page 27

3. In an appropriate place in your prospectus, please briefly describe the transactions pursuant to which the selling shareholders who hold 1,478,549 shares underlying warrants acquired such warrants.

4. Please revise your selling stockholders table to include all information required by Item 507 of Regulation S-K, including the numbers and percentages of shares to be owned after the offering.

5. Please revise the footnotes to your selling stockholders table to disclose the identities of the natural persons exercising voting and investment control over the shares owned by stockholders who are not natural persons. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

6. Please identify all selling stockholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Consolidated Financial Statements

7. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X. Please make consistent revisions to your Management's Discussion and Analysis as well.

Exhibits

8. Please revise your index to include the Common Stock Purchase Warrant, Master Security Agreement and Registration Rights Agreement entered into with Laurus Master Fund, LTD, which you filed under cover of Form 8-K on April 13, 2006.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T) Controls and Procedures

9. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective as of such date "in timely alerting them to material information relating to the Company required to be included in [y]our periodic reports." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please revise your disclosure, and confirm you will also do so in future filings, to state, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in applicable rules and forms. See Exchange Act Rule 13a-15(e). Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.

Exhibits 31.1 and 31.2

10. Please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. For example, you have added the word "annual" in certain places, replaced the words "internal control over financial reporting" with "internal controls," and replaced paragraph 4(b) with other language. Please note these are only examples and we may have additional comments after reviewing your amendment and responses to our comments. Please re-file the complete Form 10-K, along with new certifications, and confirm that you will make these changes in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ramin M. Olson at (202) 551-3331, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director